SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Memsic, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

586264103

(CUSIP Number)

July 23, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b) and Rule 13d-1(h).

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 055347207	Page 2 of 6 Pages

(1)	Name of reporting person Ameriprise Financial, Inc.
S.S. or I.R.S. Identification No. of Above Person IRS No. 13-3180631
(2)

Check the appropriate box if a member of a group

(a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,757,444
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,757,444
(9)	Aggregate amount beneficially owned by each reporting person 3,757,444
(10)	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
(11)	Percent of class represented by amount in Row (9) 15.62%
(12)	Type of reporting person HC

CUSIP No. 055347207	Page 3 of 6 Pages

(1)	Name of reporting person Columbia Management Investment Advisers, LLC
S.S. or I.R.S. Identification No. of Above Person IRS No. 41-1533211
(2)

Check the appropriate box if a member of a group

(a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

(3)	SEC use only
(4)	Citizenship or place of organization Minnesota
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,757,444
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,757,444
(9)	Aggregate amount beneficially owned by each reporting person 3,757,444
(10)	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
(11)	Percent of class represented by amount in Row (9) 15.62%
(12)	Type of reporting person IA

CUSIP No. 055347207	Page 4 of 6 Pages

(1)	Name of reporting person Seligman Spectrum Focus (Master) Fund
S.S. or I.R.S. Identification No. of Above Person IRS No. 98-0498128
(2)

Check the appropriate box if a member of a group (see instructions)

(a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,432,244
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,432,244
(9)	Aggregate amount beneficially owned by each reporting person 3,432,244
(10)	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
(11)	Percent of class represented by amount in Row (9) 14.27%
(12)	Type of reporting person CO

CUSIP No. 055347207	Page 5 of 6 Pages

1(a)	Name of Issuer: Memsic, Inc.
1(b)	Address of Issuer’s Principal Executive Offices: One Tech Drive, Suite 325 Andover, MA 01810
2(a)	Name of Person Filing: (“Fund”) Seligman Spectrum Focus (Master) Fund
2(b)	Address of Principal Business Office: P.O. Box 309 Ugland House, South Church Street George Town, Grand Cayman KY1-1104,
2(c)	Citizenship: Cayman Islands
2(d)	Title of Class of Securities: Common Stock
2(e)	Cusip Number: 586264103
3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
(a) Ameriprise Financial, Inc.
A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)
(b) Columbia Management Investment Advisers, LLC
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(c) Seligman Spectrum Focus (Master) Fund
An investor in accordance with Rule 13d-1(c).
4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser of the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by the Fund.

As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

CUSIP No. 055347207	Page 6 of 6 Pages

5	Ownership of 5% or Less of a Class: Not applicable.
6

Ownership of more than 5% on Behalf of Another Person:

To the knowledge of AFI, CMIA and Fund, no other persons besides AFI, CMIA and the Fund and those persons for whose shares of common stock CMIA and AFI report beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of July 23, 2012, only the Fund owned more than 5% of the class of securities reported herein.

Any remaining shares reported herein by CMIA are held by various other funds or accounts managed by CMIA which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. To CMIA’s knowledge, none of these other funds or accounts own more than 5% of the outstanding shares of the issuer as of July 23, 2012.
7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: AFI: See Exhibit I
8	Identification and Classification of Members of the Group: Not Applicable
9	Notice of Dissolution of Group: Not Applicable
10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2012

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Name:	Wade M. Voigt
Title:	Vice President – Fund Administration – Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Name:	Amy Johnson
Title:	Chief Operating Officer

Seligman Spectrum Focus (Master) Fund

By:	/s/ Eric T. Brandt
Name:	Eric T. Brandt
Title:	Authorized Person

Contact Information
Wade M. Voigt
Vice President – Fund Administration – Financial Reporting
Telephone: (612) 671-5682

EXHIBIT INDEX

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement